zSpace, Inc.

2050 Gateway Place

Suite 100-302

San Jose, CA 95110

November 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	zSpace, Inc. (the “Company”)

Registration Statement on Form S-1 originally filed June 24, 2024

(File No. 333-280427) (as amended, the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on November 7, 2024, in which the Company requested acceleration of the effective date of the above-referenced Registration Statement for November 12, 2024 at 4:00 p.m., Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and the Company hereby formally withdraws its request for acceleration of the effective date.

If you have any questions, please contact M. Ali Panjwani, Esq., at (212) 326-0820, from the Company’s legal counsel, Pryor Cashman LLP.

Very truly yours,

zSpace, Inc.

By:	/s/ Paul Kellenberger
Name:	Paul Kellenberger
Title:	CEO

cc:	M. Ali Panjwani, Esq.

Pryor Cashman LLP